Lufthansa

02 JAN 25 AM 8:29

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR dg November 20, 2001	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

02002685

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

dlw 1/31

Enclosure

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Lufthansa Investor Info
including traffic figures

October 2001

Change in capacity utilisation in October compared with previous year



80
75
70
65
% 60
55
50
45
40
2000
2001
Lufthansa Group Seat load factor
Lufthansa Cargo Freight load factor
Lufthansa Group Overall load factor

Lufthansa Group in October: Under pressure after September 11
The steep decline in demand for air travel ensuing on the terrorist attacks sharply reduced passenger numbers in October. During the month, Lufthansa aircraft carried 3.8 million passengers, which is 13.3 per cent fewer than in the same month last year. Initial cuts in flight schedules reduced capacity, but with demand slumping by 15.8 per cent, the seat load factor plummeted to 65.4 per cent (-10.6 pp.). The bulk of capacity cutting, involving the grounding of 43 aircraft, was implemented at the start of the winter flight schedules on October 28. Its effect will only become truly evident in November.
Volumes at Lufthansa Cargo in October were down by 9.4 per cent on the year-earlier figure to 149,000 tonnes. But further capacity reduction lifted the freight load factor well above the year's average to 65.9 per cent. All in all, the Group's overall load factor fell to 65.9 per cent (- 7.2 pp.) under the combined impact of the weaker economy and the terrorist attacks.

Operating profit in first nine months
The Lufthansa Group returned an operating profit of €290 million in the first nine months. Owing to the economic downturn and the immediate effects of the terrorist attacks, the results during the term were down by 63.5 per cent against the same period last year. In the changed market environment since September 11, however, the nine-month results are not a true reflection of the Lufthansa Group's actual situation.

Further capacity reduction at Lufthansa
In face of declining demand, Lufthansa has dropped more flights from the route network in the 2001/2002 winter timetable. With those cuts, the airline has withdrawn 43 aircraft from service. In order to counteract the sharp drop in utilisation over a longer period, Lufthansa is further consolidating its long-haul services especially. Eight Boeing 747-200s, two Airbus A340-300s as well as one Airbus A340-200 have been grounded. Further uses have already been found for some of the 43 aircraft: One Boeing 747 has been leased for next year, contracts exist for the sale of four other aircraft, realising a book profit of about €50 million in 2002.

LSG Sky Chefs reacts to crisis
In view of the 35 per cent drop in U.S. revenues, 30 percent of LSG Sky Chefs' U.S. staff were put on furlough and have now been dismissed. While the company is considering facility consolidations at some airports, it has no plans to exit the U.S. markets it now serves.

Thomas Cook AG launches €530 million program to bolster results
In response to a twelve per cent decline in new bookings for the winter season, and to improve results by €530 million across-the-board at the leisure travel group, Thomas Cook AG has launched a comprehensive cost-saving programme labelled „Triple T". Besides scaling back capacity, the progamme envisages a 50 per cent cut in investments, the closure of 100 unprofitable travel agencies and the shedding of ten per cent of the workforce.

Deutsche Lufthansa AG – Investor Relations (CGN/FRA IR) November 20, 2001
E-Mail: investor.relations@dlh.de http://www.lufthansa-financials.com

Lufthansa Traffic Figures — October 2001

Deutsche Lufthansa AG
Investor Relations (CGN/FRA IR)
Telefon: + 49 (0)221 826 - 2444 or +49 (0)69 696 - 90997
Fax: + 49 (0)69 696 - 90990
E-Mail: investor.relations@dlh.de

Date: November 20, 2001

	October 2001	October yoy (%)	Cumulative 2001	Cumulative yoy (%)
Lufthansa Group				
Passengers in 1,000	3,759	- 13.3	39.591	- 0,5
Available seat-kilometers (mio)	10,679	- 2.1	108.786	+ 4,6
Revenue pax-kilometers (mio)	6,980	- 15.8	78.514	+ 0,2
Passenger load-factor (%)	65.4	- 10.6P	72,2	- 3,1P
Cargo/mail in 1,000 tonnes	149	- 9.4	1.380	- 7,5
Available tonne-km (mio)	2,022	- 5.0	20.445	+ 3,8
Revenue tonne-km (mio)	1,332	- 14.4	13.806	- 2,6
Overall load factor (%)	65.9	- 7.2P	67,5	- 4,5P
Number of Flights	46,896	- 3.2	461.850	- 0,1

	October 2001	October yoy (%)	Cumulative 2001	Cumulative yoy (%)
Lufthansa German Airlines				
Passengers in 1,000	3,224	- 14.6	34,450	- 1.4
Available seat-kilometers (mio)	10,100	- 2.6	103,435	+ 4.5
Revenue pax-kilometers (mio)	6,653	- 16.2	75,360	+ 0.1
Passenger load-factor (%)	65.9	- 10.7P	72.9	- 3.2P
Number of Flights	29,773	- 6.2	299,160	- 2.4
Lufthansa CityLine GmbH				
Passengers in 1,000	536	- 4.1	5,141	+ 5.8
Available seat-kilometers (mio)	579	+ 8.2	5,351	+ 6.4
Revenue pax-kilometers (mio)	328	- 5.5	3,154	+ 4.2
Passenger load-factor (%)	56.6	- 8.2P	58.9	- 1.3P
Number of Flights	14,895	+ 4.6	140,615	+ 6.0
Lufthansa Cargo AG				
Cargo/mail in 1,000 tonnes	149	- 9.4	1,380	- 7.5
Available Cargo tonne-km (mio)	954	- 8.1	9,539	+ 2.1
Revenue Cargo tonne-km (mio)	629	- 12.8	5,896	- 6.7
Cargo load-factor (%)	65.9	- 3.6P	61.8	- 5.8P
Number of Flights	2,228	- 9.7	22,075	- 3.9

	Europe (incl. Germany)				America (North & South)				Asia/Pacific				Middle East & Africa			
	October		cumulative		October		cumulative		October		cumulative		October		cumulative	
	2001	yoy (%)	2001	yoy (%)	2001	yoy (%)	2001	yoy (%)	2001	yoy (%)	2001	yoy (%)	2001	yoy (%)	2001	yoy (%)
Passengers in 1,000	3,054	-12.4	31,424	-0.8	369	-22.3	4,588	+0.1	233	-2.9	2,385	+4.7	99	-21.0	1,144	-0.6
Available seat-kilometers (mio)	3,540	+2.9	34,183	+4.1	3,930	-9.6	43,158	+6.1	2,517	+6.3	24,422	+5.0	683	-7.4	6,922	-2.9
Revenue pax-kilometers (mio)	2,033	-10.9	21,157	+0.9	2,653	-22.9	32,903	-1.2	1,845	-7.5	19,358	+3.4	444	-20.5	5,024	-4.1
Passenger load-factor (%)	57.4	-8.9P	61.9	-2.0P	67.5	-11.7P	76.2	-5.7P	73.3	-11.0P	79.3	-1.2P	65.0	-10.7P	72.6	-0.9P
Cargo/mail in 1,000 tonnes	69	-7.1	630	-6.0	39	-12.7	365	-10.2	33	-10.3	302	-6.7	9	-8.9	83	-8.8
Available Cargo tonne-km (mio)	121	+2.2	1,140	-1.9	356	-9.5	3,659	+1.7	406	-10.5	4,024	+4.5	72	-2.3	715	-2.4
Revenue Cargo tonne-km (mio)	46	-5.3	408	-7.1	240	-18.1	2,358	-9.2	295	-11.1	2,699	-4.6	47	-0.1	432	-5.2
Cargo load-factor (%)	38.4	-3.0P	35.8	-2.0P	67.6	-7.1P	64.4	-7.7P	72.8	-0.5P	67.1	-6.4P	64.8	+1.4P	60.3	-1.8P

Lufthansa

Group Report January to September 2001

Revenue
€m


10,801
Jan–Sep 2001
Jan–Sep 2000

Operating result
€m


+794
Jan–Sep 2001
Jan–Sep 2000

Dear Shareholder,

The terrorist attacks of 11 September radically changed our world. That applies especially to the airline industry. According to estimates of the IATA, the umbrella organisation representing international air transport, the revenue losses and additional costs incurred by airlines will add up to US$ 10 billion. The Lufthansa Group, too, has sustained dramatic falls in sales and revenue since that date. For this reason the report on the Group's course of business for the period January to September as a whole does not fully mirror the new reality. By means of a comprehensive package of measures, we – the Executive Board and our entire workforce – will together do all we can to avoid an operating loss for the year 2001.

Up to 11 September the course of business developed in line with our expectations, and we saw no reason to revise our forecast of a full year's operating result of €700–750m. The consequences of the terror attacks then caused the performance in the traditionally most profitable month of September to fall well short of our expectations. They dented our result during this period by €180m and dramatically impaired our course of business. The operating result for January to September 2001 totalled €290m. At the three-quarter stage in 2000 the comparable figure was €794m. But the decline in result is also partly due to higher outlay on fuel, increased staff costs and a fall in book profits.

The changes in the range of companies included in the Group's consolidated accounts, which became effective already after the first six months of this year – notably the full consolidation since June of Sky Chefs Inc., Dallas – make it harder to compare this year's nine-month figures with those from last year. Following the disposal in August of a 51 per cent stake in GlobeGround, that group was consolidated in Lufthansa's accounts only up to the end of July.

Slight fall in capacity utilisation

The third quarter of 2001 was marked by the effects of the terrorist attacks and the further weakening of global economic activity. The four-day closure of US air space forced us to cancel 100 flights to North America and the Middle East. This was compounded by the subsequent drop in demand and the doubling of passenger no-show rates in all air traffic regions. Nevertheless, we managed to increase the number of passengers carried between January and September by 1.1 per cent to 35.8 million. The extra 5.4 per cent capacity offered could not be fully offloaded in the market. As a result, the passenger load factor declined by 2.3 percentage points to 72.9 per cent.

Lufthansa Cargo continued to suffer from the general economic downswing and consequently transported 7.2 per cent less air freight than in the comparable period of 2000. Despite cutting back its freighter capacity from summer onwards, the Group's cargo carrier was unable to significantly improve its cargo load factor. It decreased by 6.1 percentage points to 61.4 per cent.

The Lufthansa Group's overall load factor (passengers and freight) sank by 4.2 percentage points to 67.7 per cent. In response to the falling demand for both passenger and freight services, we decided already in summer to trim selected capacities and to decommission two long-haul plus 12 short-haul aircraft. In the wake of the terror assaults we then grounded further aircraft. In the winter flight schedule we are deploying a total of 43 fewer aircraft than originally planned. Lufthansa Cargo has likewise cut back its programme and reduced its charter capacity.

Revenue increased despite the adverse circumstances
The revenue total increased by 14.0 per cent to €12.3bn. Even though the sales volume declined by 1.2 per cent, the Group's traffic revenue rose by 5.5 per cent to €9.5bn as a result of the stable average yields up to 11 September. The revenue generated by the Logistics segment, at €1.8bn, was 2.3 per cent down over twelve months.

Other revenue grew by 55.2 per cent to € 2.9 billion. This principally reflects the new consolidation of Sky Chefs. However, LSG Sky Chefs sustained a steep decline in revenue in the wake of the terrorist attacks.

Other operating income contains book profits of €149m from the disposal of GlobeGround and France Telecom (formerly Equant) shares. By contrast book profits totalling €413m were recorded over the same period last year. The sale of aircraft and aero-engines yielded a further €33m.

Result depressed by higher costs
The cost of materials went up by 22.4 per cent to €5.8bn. The main element in this was the fuel bill. It increased Group-wide by 28.5 per cent to €1.3bn. Without our price-hedging strategy, kerosene costs would have been €112m higher still. Staff costs likewise grew by a higher-than-average 16.5 per cent. The first-time consolidation of Sky Chefs with 12,000 additional employees and the latest pay settlements for ground personnel and flight crews caused staff costs to swell to €3.0bn.

The total operating expenses of the Lufthansa Group amounted to €12.6bn, a year-on-year rise of 14.6 per cent.

The financial result worsened by €71m to –€240m. The reasons for this were the lower income from subsidiaries – the profit contribution from Thomas Cook AG alone was €30m less than at the three-quarter mark in 2000 – and higher interest charges resulting from the full consolidation of Sky Chefs by the LSG group.

The unfavourable general economic climate in the current financial year resulted in a profit from operating activities of €246m which was much lower than last year's figure of €928m. After taxes, the net profit after the first nine months of 2001 amounted to €65m. This represents a decline of 90.3 per cent compared with last year.

The cash flow generated by the Group's business operations fell by 34.4 per cent to €1.2bn.

Capital expenditure grew by 56.8 per cent to reach €2.9bn. Of this sum, €1.3bn alone was accounted for the purchase of the Sky Chefs stock. In addition, down payments were made on aircraft for Lufthansa German Airlines and Lufthansa CityLine.

The Group's net indebtedness currently stands at €3.8bn, as against €1.1bn at the same juncture last year. The hike is due to the acquisition of the remaining shares in Sky Chefs and the resulting consolidation of its liabilities.

The equity ratio decreased by 4.2 percentage points to 23.6 per cent.

Outlook
The situation for world air traffic in the fourth quarter remains extremely fraught. As early as 19 September Lufthansa's Executive Board and Supervisory Board decided on a comprehensive package of measures designed to safeguard the Group's liquidity and to avoid posting an operating loss for the current year. These measures contain an investment moratorium which, among other things, includes postponing the envisaged ordering of up to 15 Airbus A380s. The intention to buy four Boeing 747-400s we meanwhile gave up. Moreover, all planned investment projects and current projects have been scrutinised to see whether they are absolutely necessary and, where appropriate, have been cancelled or stretched out over a longer horizon.

We have imposed a recruitment freeze for the entire Lufthansa Group. We thus intend to make use of natural fluctuation in order to reduce staffing levels. A crucial requirement in this context is reaching the requisite agreements with the trade unions, which are to lead to further cost relief on the labour front. The Group has already entered into corresponding negotiations. Furthermore, all expenditure and cost items are being subjected to close scrutiny. This also applies to our flight programme. Optimising our route network is currently a key requirement. We are observing developments very intently so that we can initiate additional measures at short notice.

The current crisis has also given rise to increased demands for state aid for airlines. In particular, carriers which were already in distress before the crisis have addressed such applications to their governments. Lufthansa is opposed to direct financial aid from the state because it distorts competition and hinders the necessary process of consolidation in Europe.

Lufthansa believes that the sole permissible type of aid is compensation for proven damages suffered in the wake of the terror assaults as a result of government intervention. However, the same rules must apply to all airlines. There must be no distortions of competition caused by different treatment in individual countries. Lufthansa has meanwhile applied to the German Government for compensation, in accordance with the guidelines laid down by the relevant ministry, for the damages it sustained in September.

There is no way of knowing at the moment how long the crisis will last and how deep its impact will be. The key factor will be how quickly the political situation returns to normal and when the economy starts to pick up again.
If the conflict endures, it is unlikely that an economic recovery will occur during the first half of 2002 either. Further, deeper incisions will then be necessary in order to safeguard the Group's longer-term future. Most analysts consider that Lufthansa is in better shape than the bulk of other airlines. Our solid economic potential will help us to cope with this difficult situation as well.

Consolidated income statement
€m

	Jan–Sep **2001**	Jan–Sep 2000	Change in per cent
Traffic revenue	**9,455**	*8,959*	5.5
– of which segment Passenger Business	7,699	*7,161*	7.5
– of which segment Logistics	1,756	*1,798*	– 2.3
Other revenue	**2,859**	*1,842*	55.2
– of which segment MRO	961	*781*	23.0
– of which segment Catering*	1,265	*439*	188.2
Revenue	**12,314**	*10,801*	14.0
Other operating income/increase in finished and unfinished goods/own work capitalised	772	*1,287*	– 40.0
Total operating income	**13,086**	*12,088*	8.3
Cost of materials	5,765	*4,709*	22.4
– of which fuel	1,254	*976*	28.5
– of which fees and charges	1,778	*1,676*	6.1
Staff costs	3,049	*2,617*	16.5
Depreciation and amortisation expense	872	*745*	17.0
Other operating expenses	2,914	*2,920*	– 0.2
Total operating expenses	**12,600**	*10,991*	14.6
Profit from operating activities	**486**	*1,097*	– 55.7
Operating result	**290**	*794*	– 63.5
Income from subsidiaries, joint ventures and associates	37	*67*	– 44.8
Interest result including other financial items	– 277	*– 236*	– 17.4
Financial result	**– 240**	*– 169*	– 42.0
Profit from ordinary activities	**246**	*928*	– 73.5
Taxes	– 173	*– 253*	31.6
Minority interest	– 8	*– 3*	– 166.7
Net profit for the period	**65**	*672*	– 90.3
EBITDA	1,416	*1,931*	– 26.7
Earnings per share	**€ 0.17**	*€ 1.76*	– 90.3

*Figures not comparable due to change in group of consolidated companies.

Segment information

€m

Segment/ Company	Total revenue Jan–Sep **2001**	2000	External revenue Jan–Sep **2001**	2000	of which traffic revenue Jan–Sep **2001**	2000	Expenses Jan–Sep **2001**	2000	Cost of materials Jan–Sep **2001**	2000
Passenger Business:										
Deutsche Lufthansa AG	7,544	*7,012*	7,100	*6,615*	6,893	*6,418*	8,122	*7,344*	3,888	*3,320*
Lufthansa CityLine GmbH	816	*759*	807	*746*	806	*743*	834	*752*	515	*456*
Logistics	1,776	*1,814*	1,772	*1,811*	1,756	*1,798*	1,828	*1,860*	1,182	*1,059*
MRO*	1,971	*1,568*	961	*781*	–	–	1,938	*1,638*	1,152	*915*
Catering*	1,612	*743*	1,265	*439*	–	–	1,666	*736*	690	*287*
Leisure Travel	–	–	–	–	–	–	–	–	–	–
IT Services**	339	*305*	90	*84*	–	–	331	*294*	23	*25*
Service and Financial Companies**	326	*332*	319	*325*	–	–	349	*375*	93	*96*
Total of segments	14,384	*12,533*	12,314	*10,801*	9,455	*8,959*	15,068	*12,999*	7,543	*6,158*
Reconciliation***	–2,070	*– 1,732*	–	–	–	–	–2,468	*– 2,008*	–1,778	*– 1,449*
Group	12,314	*10,801*	12,314	*10,801*	9,455	*8,959*	12,600	*10,991*	5,765	*4,709*

Continuation . . . Segment/ Company	Staff costs Jan–Sep **2001**	2000	Depreciation and amortisation Jan–Sep **2001**	2000	Segment result Jan–Sep **2001**	2000	of which from investments accounted for under the equity method Jan–Sep **2001**	2000	Capital expenditure Jan–Sep **2001**	2000
Passenger Business:										
Deutsche Lufthansa AG	1,399	*1,325*	543	*493*	231	*541*	4	*– 2*	855	*819*
Lufthansa CityLine GmbH	80	*76*	60	*53*	12	*32*	–	–	242	*197*
Logistics	244	*227*	87	*76*	6	*155*	0	*0*	122	*335*
MRO*	459	*421*	44	*33*	117	*– 25*	9	*11*	33	*27*
Catering*	640	*329*	81	*19*	– 9	*20*	– 5	*– 14*	1,403	*16*
Leisure Travel	–	–	–	–	– 31	*– 1*	– 31	*– 1*	–	–
IT Services**	98	*81*	25	*28*	13	*15*	–	–	24	*19*
Service and Financial Companies**	150	*158*	39	*36*	152	*485*	0	*32*	240	*207*
Total of segments	3,070	*2,617*	879	*738*	491	*1,222*	– 23	*26*	2,919	*1,620*
Reconciliation***	– 21	–	– 7	*7*	– 5	*– 125*	23	*– 26*	– 46	*212*
Group	3,049	*2,617*	872	*745*	486	*1,097*	–	–	2,873	*1,832*

*Figures only partly comparable due to changes within the group of consolidated companies.

**START AMADEUS, which in 2000 was included in the IT Services segment, is allocated as from the 2001 financial year to Service and Financial Companies. The figures for 2000 have been recalculated accordingly.
Up to July the GlobeGround group was consolidated under Service and Financial Companies. Thereafter from August as minority shareholding the group is accounted for under the equity method.

***The reconciliation includes consolidation effects and amounts resulting from the different interpretation of contents of segment items in comparison to the associated Group items.

Geographical segment information
€m

Region	Traffic revenue* Jan–Sep 2001	2000	Other operating revenue Jan–Sep 2001	2000	Revenue Jan–Sep 2001	2000
Germany	3,604	*2,973*	583	*435*	4,187	*3,408*
Europe	2,413	*2,079*	623	*533*	3,036	*2,612*
North America	1,040	*1,357*	1,005	*386*	2,045	*1,743*
Central and South America	282	*302*	67	*41*	349	*343*
Asia/Pacific	1,245	*1,528*	337	*235*	1,582	*1,763*
Middle East	326	*132*	176	*118*	502	*250*
Africa	178	*214*	66	*93*	244	*307*
Others	367	*374*	2	*1*	369	*375*
Total of segments	9,455	*8,959*	2,859	*1,842*	12,314	*10,801*

The allocation to regions is based on the original place of sale.

Cash flow, capital expenditure, indebtedness, number of employees

		Jan–Sep 2001	2000	Change in per cent
Cash flow	€m	**1,203**	*1,835*	-34.4
Capital expenditure	€m	**2,873**	*1,832*	56.8
Indebtedness				
gross	€m	**4,059**	*2,311*	75.6
net	€m	**3,776**	*1,136*	232.4
Average number of employees		**83,447**	*68,390*	22.0

Cash flow statement
€m

	Jan–Sep 2001	2000	Change in per cent
Cash and cash equivalents at beginning of period	**386**	*225*	71.6
Cash flows from operating activities	**1,203**	*1,835*	-34.4
Cash outflows for investing activities	**-1,428**	*-1,045*	36.7
Cash inflows/outflows from financing activities	**115**	*-399*	-
Net increase/decrease in cash and cash equivalents	**-110**	*391*	-
Cash and cash equivalents at end of period	**276**	*616*	-56.2

Traffic figures of the Lufthansa Group's airlines

		Jan–Sep 2001	2000	Change in per cent
Passengers carried	thousand	**35,831**	*35,453*	1.1
Passenger load factor	per cent	**72.9**	*75.2*	-2.3 p.
Cargo/mail	thousand tonnes	**1,231**	*1,327*	-7.2
Cargo load factor	per cent	**61.4**	*67.5*	-6.1 p.
Available tonne-kilometres	million	**18,423**	*17,566*	4.9
Revenue tonne-kilometres	million	**12,474**	*12,625*	-1.2
Overall load factor	per cent	**67.7**	*71.9*	-4.2 p.
Number of flights		**414,954**	*413,755*	0.3

The Fleet

	Sep 30, 2001	Jun 30, 2001	Mar. 31, 2001
Fleet of Deutsche Lufthansa AG			
Airbus A300	14	14	13
Airbus A310	5	5	5
Airbus A319	20	20	20
Airbus A320	36	36	36
Airbus A321	26	26	26
Airbus A340	32	32	32
Boeing 737	73	74	76
Boeing 747	36	36	36
Total	242	243	244
Fleet of Lufthansa CityLine GmbH			
Fokker 50*	11	11	11
Canadair Jet	47	44	42
Avro RJ85	18	18	18
Total	76	73	71
Fleet of Lufthansa Cargo AG			
Boeing 747F/SF	8	8	8
Boeing MD-11F	14	14	14
Total	22	22	22
Fleet of Lufthansa Group total	**340**	338	337
of which			
– own aircraft	282	279	279
– Finance Lease	49	50	49
– Operating Lease	9	9	9
Fleet of Condor**			
Airbus A320	12	12	12
Boeing 757	29	29	29
Boeing 767	9	9	9
Total	50	50	50
Fleet total	**390**	388	387

*leased to Contact Air

**Since 1998 Condor is integrated within Thomas Cook AG and therefore no longer included in the group of consolidated companies. The figures include Condor Flugdienst GmbH and Condor Berlin GmbH.

Segment Passenger Business

Deutsche Lufthansa AG

		Jan–Sep **2001**	2000
Passengers carried	thousand	31,226	*31,154*
Available seat-kilometres	million	93,335	*88,620*
Revenue passenger-kilometres	million	68,708	*67,382*
Passenger load factor	per cent	73.6	*76.0*
Revenue	€m	7,544	*7,012*
Segment result	€m	231	*541*
– of which from investments accounted for under the equity method	€m	4	*– 2*
Average number of employees		31,959	*30,210*

The sharp slump in demand that followed the terrorist attacks on 11 September together with the general slowdown in economic activity massively impaired Lufthansa German Airlines' course of business. Between January and September 2001 Lufthansa slightly increased the number of passengers transported to 31.2 million (+0.2 per cent). The sales volume, too, was raised by 2.0 per cent to 68.7 billion revenue passenger-kilometres. As available capacity grew faster, the passenger load factor declined by 2.4 percentage points to 73.6 per cent. In September, however, traffic data registered massive drops. The number of passengers and capacity sold fell by almost ten per cent. This steep decline is not fully reflected in the three-quarter figures.

In nearly all traffic regions Lufthansa could not fully accommodate the extra capacity in the market. The best result was recorded in Asia/Pacific, where the passenger load factor slid by a mere 0.2 percentage points. At 79.9 per cent, Lufthansa recorded in this region its best passenger load factor. In the Middle East/Africa area utilisation was actually slightly up as Lufthansa had cut back its capacity in the region.

In the period under review traffic revenue grew by 7.4 per cent, thereby outpacing the increase in the sales volume. This was due to the favourable trend in yields. But in September yields sank in the wake of the terrorist attacks. Total revenue rose by 7.6 per cent to €7.6bn, and Lufthansa AG's total segment income came to €8.4bn.

Segment expenses went up by 10.6 per cent to €8.1bn. The biggest rate of increase was recorded by maintenance, repair and overhaul services, which expanded by €233m or

36.1 per cent. The chief causes were greater fleet maintenance requirements and the more market-based allocation of currency risk in the accounting arrangement introduced last year in the Group. Fuel outlay also surged by the above-average rate of 25.8 per cent. Lufthansa had to spend significantly more on security fees (+26.2 per cent) and charges for infrastructural airport services (+13.9 per cent). Depreciation and amortisation expense for aircraft increased by 9.2 per cent, while staff costs rose by 5.6 per cent to €1.4bn.

The general economic slowdown since May, the unfavourable cost trend and the consequences of the terrorist attacks in September, which is traditionally the most profitable month, caused Lufthansa's segment result for the first nine months of 2001 to decline by €310m compared with the same period last year. It totals €231m. A dramatically weaker development is expected for the fourth quarter. Lufthansa German Airlines has reacted to the slump in demand by curbing capacity and is grounding a total of 43 aircraft. Additional security measures are to win back people's confidence in air travel: baggage checks have been stepped up, sky marshals are accompanying flights, and by the end of the year the entire fleet will have been fitted with reinforced cockpit doors. These measures entail additional costs which are not covered by the ticket surcharge (US$ 8 per journey leg). A comprehensive retrenchment programme is to reduce costs and help avoid a negative segment result for the full year.

The rise of 4.4 per cent to €855m in segment capital expenditure largely concerned aircraft purchases plus the acquisition of the equity stake in Eurowings.

Lufthansa CityLine GmbH

		Jan–Sep **2001**	2000
Passengers carried	thousand	4,605	*4,299*
Available seat-kilometres	million	4,773	*4,497*
Revenue passenger-kilometres	million	2,827	*2,682*
Passenger load factor	per cent	59.2	*59.6*
Revenue	€m	816	*759*
Segment result	€m	12	*32*
– of which from investments accounted for under the equity method	€m	–	–
Average number of employees		2,029	*1,881*

Lufthansa CityLine is likewise feeling the effects of the terror attacks in the USA. The Group's regional carrier managed to improve its traffic data significantly between January and September. Thus the number of passengers carried was pushed up by 7.1 per cent to 4.6 million and the sales volume showed a year-on-year rise of 5.4 per cent to 2.8 billion revenue passenger-kilometres. As capacity offered grew at a faster rate, however, the passenger load factor dipped by 0.4 percentage points vis-à-vis the first nine months of last year. In September Lufthansa CityLine recorded sharp falls in passenger volume (–4.0 per cent), sales volume (–5.5 per cent) and utilisation (–6.4 PP).

During the period under review traffic revenue climbed by 8.5 per cent, i.e. faster than sales growth. It totalled €806m. If it had not been for the substantial falls in the key revenue-earning month of September, the traffic revenue total would have been distinctly higher. Total segment income came to €846m, which was €62m better than at the three-quarter stage in 2000.

CityLine's segment expenditure rose at the double-digit rate of 10.9 per cent to €834m. The principal cost driver was once again fuel, which soared by 48.5 per cent. Staff costs grew in line with output, going up by 5.3 per cent to €80m.

The deterioration of the overall operating climate pushed down Lufthansa CityLine's segment result by €20m compared with last year to €12m. For 2001 as a whole the regional airline anticipates a marginal positive result.

In response to the consequences of the terrorist attacks, it has been decided in cooperation with Lufthansa's network management to deploy CityLine aircraft for the winter flight schedule on routes served hitherto by Lufthansa German Airlines jets. The conclusion of a new pay agreement for cockpit crews has been postponed in the light of the changed situation.

The segment's capital expenditure totalled €242m (+22.8 per cent). It was mostly expended on new aircraft. In the period January to September Lufthansa CityLine put six new Canadair Jets into service.

Segment Logistics
Lufthansa Cargo AG

		Jan–Sep **2001**	2000
Cargo/mail	thousand tonnes	1,231	*1,327*
Available cargo tonne-kilometres	million	8,584	*8,304*
Revenue cargo tonne-kilometres	million	5,268	*5,599*
Cargo load factor	per cent	61.4	*67.5*
Revenue	€m	1,776	*1,814*
Segment result	€m	6	*155*
– of which from investments accounted for under the equity method	€m	0	*0*
Average number of employees		5,444	*5,319*

Lufthansa Cargo's course of business, which was weakened by the slackening of the global economy, was dealt an additional blow by the terror attacks. The amount of freight and mail carried from January to September fell by 7.2 per cent to 1.2 million tonnes, while the overall sales volume decreased by 5.9 per cent to 5.3 billion revenue tonne-kilometres, and the cargo load factor was down by 6.1 percentage points over twelve months. For Lufthansa Cargo, too, September brought a drastic fall-off – partly caused by the temporary closing of US air space – with both tonnage and the sales volume slipping by double-digit rates.

Thanks to higher average yields, Lufthansa Cargo was able to limit the decline in traffic revenue to 2.3 per cent, generating €1.76bn. Total segment income fell by €181m to €1.83bn. Operating expenses were down by 1.7 per cent compared with the first three quarters of 2000. This decline was primarily attributable to other operating expenses. The fuel bill surged by 31.9 per cent vis-à-vis last year. The Group-wide pay increases for ground personnel and cockpit crews, together with a 2.4 per cent rise in the headcount, led to a growth of €17m or 7.4 per cent in staff costs.

Over the first nine months of 2001 Lufthansa Cargo turned in a segment result of €6m, which represents a drop of €149m compared with the record year 2000. Already in the summer the company acted to improve its commercial situation by initiating measures to bolster its earnings position totalling €140m. More than one-third of this target had already been achieved by the end of the third quarter. The company also expects positive effects from the capacity reductions instigated by Lufthansa German Airlines. This will reduce

the cargo capacity in the bellies of passenger aircraft that is marketed in addition to Cargo's freighter fleet. Judging by the present trend, it appears likely that the security surcharge introduced in October will also help to prevent the result from deteriorating further.

Capital expenditure fell by 63.6 per cent to €122m. It largely concerned the fleet.

On 1 October Lufthansa Cargo spun off its freight chartering division to form an autonomous business unit trading under the name Lufthansa Cargo Charter Agency. On the same date Lufthansa Cargo's freight alliance with SAS Cargo and Singapore Airlines Cargo was launched. The first harmonised product incorporates the three airlines' express services. The partners laid the foundations for an extensive alliance back in April 2000 under the name "New Global Cargo".

Segment Maintenance, Repair and Overhaul (MRO)
Lufthansa Technik Group*

		Jan–Sep **2001**	2000
Group revenue	€m	1,971	*1,568*
– of which with Lufthansa Group companies	€m	1,010	*787*
Segment result	€m	117	*– 25*
– of which from investments accounted for under the equity method	€m	9	*11*
Average number of employees		11,151	*10,486*

*Since December 31, 2000 Lufthansa Technik Group, therefore figures only partly comparable.

In the third quarter of 2001 Lufthansa Technik again recorded a very gratifying course of business. Between January and September it boosted its revenue by 25.7 per cent to €2.0bn. Thanks to the successful conclusion of 71 new contracts, the MRO segment's business with non-Group clients expanded by 23.0 per cent or €180m. Revenue with other Lufthansa Group companies grew at the even faster pace of 28.3 per cent. This reflected higher maintenance requirements for aircraft and engines due under the regular MRO cycle.

Segment expenditure went up by the much more moderate rate of 18.3 per cent. The cost of materials expanded in line with revenue growth (+25.9 per cent), whereas the intensified

collaboration within Lufthansa Technik's worldwide network of subsidiaries and affiliates led to a disproportionate increase in the cost of bought-in services. The new collective pay settlement plus the creation of 665 extra jobs caused staff costs to rise by 9.0 per cent. On the one hand, last year's purchase of Lufthansa Technik's base in Hamburg led to a rise by €11m in depreciation and amortisation expense; on the other hand, it reduced rent costs.

Between January and September Lufthansa Technik managed to raise its cumulative profit substantially compared with the first nine months of 2000. The segment result of €117m means a year-on-year improvement of €142m.

For the full year 2001 the MRO segment is looking forward to a continuation of the positive development and a higher end-of-year profit. There will be a time-lag before the consequences of the terror attacks in the USA have an impact on MRO operations. So far, there have only been isolated cases of contracts being postponed or cancelled. Nevertheless, Lufthansa Technik has also adopted the Group's cost-cutting programme so as to prepare itself for a possible sharp drop in demand.

The segment's capital expenditure in the first nine months – mainly for spare engines – came to €33m.

Segment Catering
LSG Group*

		Jan–Sep **2001**	2000
Group revenue	€m	1,612	*743*
– of which with Lufthansa Group companies	€m	347	*304*
Segment result	€m	–9	*20*
– of which from investments accounted for under the equity method	€m	–5	*–14*
Average number of employees		25,162	*12,261*

*Figures not comparable due to consolidation changes.

The major changes in the range of companies that make up the consolidated LSG group render any comparison with last year's three-quarter figures meaningless. Besides the

companies in Sweden, South Africa and Germany, which have been included in the consolidated accounts since the beginning of this year, the LSG group now also embraces the Sky Chefs group, which was fully acquired in June. Up to May 2001 Sky Chefs was included at equity.

The nosedive in air traffic and passenger volumes, especially in the United States, severely curtailed the LSG group's business volume in September. Although revenue in the USA has halved since 11 September, the immediate effects on the nine-month figures are small. Between January and September 2001 the LSG group generated revenue of €1.6bn. Owing to the altered profile of the consolidated group, this was 117.0 per cent higher than last year. Adjusted for the consolidation changes, revenue rose by 5.6 per cent. Total segment income amounted to €1.66bn.

Operating expenses increased in the wake of the additions to the consolidated group by 126.4 per cent, thereby outpacing revenue growth, to reach €1.67bn. The cost of materials expanded by 140.4 per cent. Adjusted on a comparable year-on-year basis, the rate of increase came to 7.7 per cent as more services had to be purchased in Germany. On account of the doubling of the workforce, staff costs expanded on an annual average by 94.5 per cent – and by 6.7 per cent on an adjusted comparable basis. Other operating expenses increased year-on-year by 153.4 per cent. On an adjusted basis the increase amounted to 37.5 per cent, caused by consultancy fees and the cost of integrating Sky Chefs into the LSG group.

In the first nine months of 2001 the Catering Segment's result came to –€9m, which is €29m less than at the same stage last year. The result was dented by goodwill amortisation charges resulting from the take-over of Sky Chefs and the subsequent costs of integrating the US caterer into the LSG group. The full year's result will be well below the 2000 figure. The reasons for this are the outlays connected with the acquisition of Sky Chefs and, in particular, the dramatic plummeting of revenue in the wake of the terrorist attacks in the USA. The LSG group has meanwhile launched a comprehensive package of measures designed to mitigate the consequences of the crisis. In mid-September 30 per cent of the workforce in the United States were sent on furlough. In the group's catering facilities in Europe and Asia, too, either the number of employees has already been reduced or negotiations have begun with the staff representatives. These measures are being reinforced by stringent cost

controls, the halting of investment programmes, the freezing of projects and the adjustment of capacity to the lower demand.

Of the Catering Segment's capital expenditure amounting to €1.4bn, €1.3bn was due to the acquisition of the outstanding 52.07 per cent equity stake in Sky Chefs in June 2001.

Segment Leisure Travel

Thomas Cook AG*

		November 2000 to July 2001	November 1999 to July 2000
Passengers carried	thousand	9,008	*6,962*
Group revenue	€m	5,047	*3,241*
Profit from operating activities (EBIT)	€m	-22	*12*
Average number of employees		17,814	*10,137*

Financial Statements of Thomas Cook AG according to the German Commercial Code (Financial year: November 1 to October 31)
The figures include the first-time consolidation of Thomas Cook UK from May 2001.
*Since June 27, 2001 C&N Touristic AG does business under the name of "Thomas Cook AG".

Since May 2001 the group accounts of Thomas Cook AG have included not only the French travel operator Havas Voyages but also the fully acquired UK operator Thomas Cook plc. Hence the three-quarter figures are barely comparable with last year's numbers.

In the third quarter of its non-calendar business year (May to July 2001) Thomas Cook AG successfully continued its favourable progress. In the first nine months the number of tourists rose by 29.4 per cent to 9.0 million. In the German market, in particular, the company fared strongly, achieving rates of increase in excess of the industry average.

The revenue generated in the first nine months (November 2000 to July 2001) rose by 55.7 per cent to €5.0bn. A large part of this increase was attributable to the first-time inclusion of Thomas Cook UK in the accounts as from May 2001. Adjusted for this consolidation change, the increase still amounted to 12.0 per cent. The expansion of the Leisure Travel Segment's activities in the United Kingdom is also reflected by the altered regional distribution of turnover.

During the period under review Thomas Cook AG posted a result from operating activities (EBIT) of –€22m in line with the seasonal course of business. Last year's three-quarter profit of €12m had included one-off proceeds from the sale of the Thomson shares and the disposal of aircraft. The segment result accounted for under the equity method comes to –€31m, which is €30m less than one year ago. However, the result for the business year as a whole, which ended on 31 October 2001, is expected to better last year's comparable figure by ten per cent.

In the wake of the events of 11 September, Thomas Cook has also suffered a decline in bookings. In mid-October the booking level was around 12 per cent down over twelve months. In order to offset the resulting negative impact on earnings, Thomas Cook AG promptly launched a "Triple T" programme to underpin its profitability. Its aim, through capacity adjustments, staff shedding and the closure of travel agencies, is to ensure that the result in the coming business year can be maintained at the prior-year level. The programme is being accompanied by diverse measures aimed at promoting sales and stimulating demand.

Segment IT Services

Lufthansa Systems Group

		Jan–Sep **2001**	2000
Group revenue	€m	339	*305*
– of which with Lufthansa Group companies	€m	249	*221*
Segment result	€m	13	*15*
– of which from investments accounted for under the equity method	€m	–	–
Average number of employees		1,993	*1,740*

Between January and September 2001 the Lufthansa Systems group lifted its revenue by 11.1 per cent to €339m. The marked growth in business with other Lufthansa Group companies led to an increase in internal revenue of 12.7 per cent. Total segment income amounted to €344m.

Operating expenses totalled €331m, which was 12.6 per cent more than in the first three quarters of 2000. Staff costs

went up at the higher-than-average rate of 21.0 per cent. Charges of €17m were incurred by the additional expense of accumulating know-how in new innovative market segments. Other operating expenses likewise outstripped last year's corresponding nine-month figure as IT services again had to be purchased from third-party providers.

In the period under review the Systems group turned in a segment result of €13m, which falls €2m short of the comparable figure in 2000. The result for the fourth quarter will probably decline owing to the cost-saving measures initiated in the air traffic industry plus the postponement of new projects. It is therefore likely that the full year's result will fail to match last year's figure.

Segment Ground Services

Following the disposal in August of 51 per cent of the shares in GlobeGround GmbH, the group is no longer fully consolidated since then. The result up to the end of July is included under "Service and Financial Companies". From August the at equity result is included in the figures of Lufthansa Commercial Holding. This obviates the need for separate reporting on this business segment.

Service and Financial Companies

		Jan–Sep **2001**	2000
Revenue	€m	326	*332*
– of which with Lufthansa Group companies	€m	7	*7*
Segment result	€m	152	*485*
– of which from investments accounted for under the equity method	€m	0	*32*
Average number of employees		5,709	*6,493*

With effect from 1 January 2001 START AMADEUS GmbH was assigned to Service and Financial Companies. It is contained under this heading together with the figures of Lufthansa Commercial Holding plus the truncated result of the GlobeGround group for January–July 2001.

The segment result of Lufthansa Commercial Holding GmbH failed to pick up in the third quarter. At €127m, it was €359m lower than the figure after the first three quarters of 2000. Last year segment income had been boosted by the disposal of shares in Amadeus Global Travel Distribution.

In the first nine months of the current year START AMADEUS recorded a 0.7 per cent increase in revenue to €138m. The result was burdened by the implications of the terror attacks in the United States, especially in the flight business. The company generated total segment income of €144m. The segment's operating expenses decreased by 16.1 per cent to €120m. By comparison, last year's expenses were bloated by repositioning costs and the transfer of the segment's headquarters. START AMADEUS boosted its result by €11m to €24m. For the full year the company anticipates a significant improvement compared with 2000, when the aforementioned cost burdens had resulted in a negative result.

Between January and July 2001, the GlobeGround group generated revenues totalling €188m, just €7m short of the nine-month-figure 2000. Since segment expenditure fell by €13m, the segment result for January–July 2001 improved in fact by €14m to.€1m compared to January–September 2000.

Dates

April 25, 2002	*Press and Analysts' Conference on 2001 result*
May 15, 2002	*Release of the Group Report January to March 2002*
June 19, 2002	*49th Annual General Meeting*
August 21, 2002	*Release of the Group Report January to June 2002*
November 13, 2002	*Press and Analysts' Conference* *Release of the Group Report January to September 2002*
March 20, 2003	*Press and Analysts' Conference on 2002 result*
June 18, 2003	*50th Annual General Meeting*

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:

Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2–6
50679 Köln
Tel.: ++49 221 826-24 44 or ++49 69 696-9 43 56
Fax: ++49 221 826-22 86 or ++49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: ++49 69 696-64 70 or -9 09 97
Fax: ++49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports
are available from:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2–6, 50679 Cologne
Tel.: ++49 221 826-39 92
Fax: ++49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa
Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial
Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dr. Klaus G. Schlede

Executive Board:
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber (Chairman),
Dr. Karl-Ludwig Kley, Stefan Lauer,
Wolfgang Mayrhuber

Printed in the Federal Republic of Germany
CGN IR/01